Exhibit 1.01

Camtek Ltd.

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

This is the Conflict Minerals Report of Camtek Ltd. (NASDAQ and TASE: CAMT) (herein referred to as "Camtek", "the Company", "we" or "our"), for calendar year 2013, in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for the definition of terms used in this report.

In conducting its due diligence, Camtek implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework. Prior to due diligence, we addressed the reasonable country of origin inquiry ("RCOI") process and commenced the due diligence process accordingly.

Company Overview

Camtek provides automated solutions dedicated for enhancing production processes and yield in the following industries: Semiconductor Fabrication and Packaging, Printed Circuit Board (PCB) and IC Substrates. For more details, refer to Camtek website at http://www.camtek.co.il.  Camtek has production sites, in Israel (Migdal Haemek) and in China (Suzhou).
Camtek’s products from the divisions: Semiconductor Industry and Printed Circuit Board and IC Substrate Industry are comprised of components which may contain conflict minerals that require an inquiry under Section 1502 of the Dodd-Frank Act, the SEC’s final rule and OECD guidelines.

Camtek’s Efforts for Meeting Conflict-Free Mineral Requirements

For the calendar year 2013, Camtek adopted a policy and methodology that is in accordance with the Annex I, (steps 1 through 5) Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the OECD. Camtek has been addressing the following five OECD steps:

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Establishing a strong company management system – Comprised of a management team from the following departments: Engineering, QA, Purchasing, R&D, Logistics, Legal and Finance. The team is being sponsored by the Vice President – Chief Financial Officer.

Camtek has adopted a policy which reflects an all-inclusive understanding of the required rules and guidelines, in addition to knowledge sharing with other companies in the industry. This policy can be found at the website http://www.camtek.co.il .

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Identifying and accessing risk in the supply chain.  Camtek held meetings with managers from various departments to discuss the applicable definitions of “manufacturer” and/or “contract to manufacture”.  Through this process, Camtek identified products that are affected by Tungsten, Tantalum, Tin, and Gold ("3TG minerals") and mapped them to their respective vendors.  Camtek evaluated approximately 12 private branded products, sourced from approximately 190 vendors, were subject to the RCOI survey process.

We then sent official letters to high priority suppliers ("Letter to Supplier") conducting a supply-chain survey using the Electronic Industry Citizenship Coalition ("EICC") / Global e-Sustainability Initiative ("GeSI") Conflict Minerals Reporting Template to identify the smelters and refiners.

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Designing and implementing a strategy to respond to identified risks. We have implemented a risk management procedure designed, among other things, to identify products which may include conflict minerals, mark these products, update purchasing processes, monitor all potential risk suppliers and engage in knowledge sharing for meeting requirements.

•	Carrying out independent third-party audits of supply chain due diligence at identified points along the supply chain.

Camtek does not have a direct relationship with the smelters and refiners in our supply chain, nor do we perform direct audits of the entities that provide our supply chain the 3TG. However, we do rely upon industry (for example, EICC and Conflict-Free Sourcing Initiative ("CFSI") efforts to influence smelters and refineries to be audited and certified through the Conflict-Free Smelter program.

•	Reporting on supply chain due diligence. The conflict minerals report is filed with the SEC and is also available on our website http://www.camtek.co.il.

Results for the 2013 Calendar Year

The Conflict Minerals Process, as described above, allowed Camtek to identify in-scope products and the corresponding suppliers.  These identified suppliers were surveyed through the RCOI Survey process using the Conflict Minerals Reporting Template.  The survey population included approximately 12 products across 190 vendors. Camtek received survey responses from 35 of the population of suppliers surveyed.  Approximately 25% of responding suppliers indicated that their products may contain one or more of the named 3TG minerals.  However, the results from the surveys did not allow Camtek to reach a reportable conclusion as to the source of any potential conflict minerals.

Company policy

Camtek’s conflict minerals policy and steps taken are available on our website http://www.camtek.co.il.

Future steps to be taken

1.	Include a conflict mineral clause in new or updated supplier contracts, where available.

2.	Expand suppliers list using the new established guidelines (EICC Form).

3.	Manage follow-up table with all relevant details from suppliers for evaluation and tracking inputs in the supply system.

4.	Include in our next report the relevant list of facilities and country of origin, as known.

5.	Strategize with the OECD and relevant trade associations to define and monitor optimal practices.

This Conflict Minerals Report was not subjected to an independent private sector audit in accordance with paragraph (c)(1)(iv) of the instructions to Item 1.01.